











Shareholder Assistance and Investor Information

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact Kristy Adams Alfieri, Assistant Secretary at 802-888-0982 or contact our Transfer Agent at the address and phone number listed below:

TRANSFER AGENT:

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
(866)-321-8022 or
(720)-378-5956
Email: shareholder@broadridge.com

NASDAQ STOCK MARKET

Ticker Symbol: UNB
Corporate Name: Union Bankshares, Inc.
Corporate Address:
20 Lower Main Street
PO Box 667
Morrisville, VT 05661-0667
Investor Relations: UBLOCAL.COM

Union Bankshares, Inc.

FIRST QUARTER REPORT
MARCH 2015

Union Bankshares, Inc.

May 7, 2015

to our SHAREHOLDERS

We are pleased to report the financial results for the quarter ended on March 31, 2015 for your company. Net Income for the quarter ended was $1.88 million, or $.42 per share, compared to $1.76 million, or $.40 per share, for 2014. Net income increased $120 thousand, or 6.8%, despite an increase in the provision for loan losses of $25 thousand, a net increase in noninterest expenses of $201 thousand, and an increase in income tax expense of $43 thousand. These items were positively offset by an increase in net interest income of $17 thousand and an increase in noninterest income of $372 thousand. Noninterest income increased in 2015 compared to 2014 primarily due to an increase in gain on sale of real estate loans of $296 thousand and an increase in service charges on deposit accounts of $66 thousand. Noninterest expenses increased $201 thousand for the quarter ended March 31, 2015 compared to the same period for 2014. The net increase was the result of an increase in salaries and wages of $77 thousand due to annual salary increases, an increase in pension and employee benefits of $67 thousand due to an increase in health and dental insurance costs, an increase in occupancy expenses of $42 thousand, and an increase in equipment expenses of $19 thousand. Of note, the first quarter of 2014 had three extraordinary income items totaling $131 thousand, net of tax, which did not recur in 2015.

Total assets increased $36.4 million, or 6.2% to reach $622.5 million as of March 31, 2015 from $586.1 million as of March 31, 2014. Total loans grew to $501.7 million as of March 31, 2015 from $476.5 million as of March 31, 2014. The increase is attributable to growth in mortgage loans, commercial and commercial real estate loans, and municipal loans. Interest rate risk management strategies continued to include sales of qualifying residential mortgages to the secondary market. Loans totaling $31.3 million were sold during the first quarter of 2015 compared to sales of $20.3 million in the first quarter of 2014. Loans serviced for others grew to $375.1 million, or 15.0%, as of March 31, 2015 from $326.2 million as of March 31, 2014. Total deposits reached $546.8 million compared to the prior year of $517.7 million or growth of $29.2 million, or 5.6%. The Company had total capital of $52.4 million with a book value per share of $11.75 as of March 31, 2015 compared to $50.8 million and $11.39 per share at March 31, 2014.

We are in the midst of wrapping up an excellent ski season as well as a nail biter of a maple sugaring season. We had a very cold winter with copious amounts of snow, providing the basis for a very good winter tourism season. The sugaring season was similar to last year, very late in coming, nerve wracking, but ultimately a modestly successful season production wise.

The economy in our region seems to continue to improve, though at a tepid pace. Real estate seems to be selling fairly well, with even our laggard regions participating. Home builders are fairly busy, though the cold weather has delayed the construction season somewhat, which we can see in lower construction loan balances compared to other years. Application volume has been very good, so we believe this is more of a timing issue than reflective of an overall slower construction season.

Competition for all types of loan products continues to be extreme. Our industry has a sort of collective amnesia, and once again we are seeing transactions occur that would not in ordinary times be bankable. We continue to stick to our service oriented, relationship based lending practices that have served us well over the years. Hopefully this will help us avoid the pain our peers may feel when we next hit a soft patch in the economy.

We hope you will join us at our annual meeting at 3:00pm on May 20th at the Stone Grill Restaurant in Morrisville.

Enclosed please find your dividend check or advice of deposit representing a dividend of $.27 per share.

Kenneth D. Gibbons
Chairman

David S. Silverman
President & Chief Executive Officer

About **Union Bankshares**

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and northwestern New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank operates 17 banking offices and two loan centers and multiple ATMs throughout its geographical footprint.

Union Bank is committed to the communities it serves, and encourages employee participation in community events and charitable services. Union Bank has consistently been recognized for our Community Reinvestment efforts and for our performance in residential lending to borrowers of all income levels. The US Small Business Administration has designated Union Bank as a Preferred Lender.

Consolidated **Balance Sheets**

(unaudited, in thousands)

ASSETS	MARCH 31, 2015	MARCH 31, 2014
Cash and Due from Banks	$3,973	$3,936
Federal Funds Sold & Overnight Deposits	9,178	11,114
Interest Bearing Deposits in Banks	13,102	16,255
Investment Securities	63,014	52,276
Loans Held for Sale	8,257	3,412
Loans, net	493,401	473,044
Reserve for Loan Losses	(4,773)	(4,694)
Premises and Equipment, net	12,491	10,749
Other Real Estate Owned, net	297	507
Accrued Interest & Other Assets	23,547	19,526
Total Assets	**$622,487**	**$586,125**

LIABILITY & SHAREHOLDERS' EQUITY	MARCH 31, 2015	MARCH 31, 2014
Noninterest Bearing Deposits	$97,198	$89,538
Interest Bearing Deposits	303,232	281,199
Time Deposits	146,378	146,920
Borrowed Funds	18,587	13,750
Accrued Interest & Other Liabilities	4,718	3,934
Common Stock	9,859	9,855
Additional Paid in Capital	430	368
Retained Earnings	47,142	44,009
Accumulated Other Comprehensive (Loss) Income	(1,106)	434
Treasury Stock at Cost	(3,951)	(3,882)
Total Liabilities & Shareholders' Equity	**$622,487**	**$586,125**

Standby letters of credit were $1,790,000 and $2,125,000 at March 31, 2015 and 2014, respectively.

Consolidated **Statements of Income**

(unaudited, in thousands)

	MARCH 31, 2015	MARCH 31, 2014
	(3 months ended)	
Interest Income	$6,117	$6,112
Interest Expense	565	577
Net Interest Income	5,552	5,535
Provision for Loan Losses	100	75
Net Interest Income After Provision for Loan Losses	5,452	5,460
Trust Income	177	175
Noninterest Income	2,158	1,788
Noninterest Expenses:		
Salaries & Wages	2,324	2,247
Pension & Employee Benefits	734	667
Occupancy Expense, net	381	339
Equipment Expense	406	387
Other Expenses	1,545	1,549
Total	5,390	5,189
Income Before Taxes	2,397	2,234
Income Tax Expense	513	470
Net income	**$1,884**	**$1,764**
Earnings Per Share	**$0.42**	**$0.40**
Book Value Per Share	**$11.75**	**$11.39**







Union Bankshares, Inc.

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Steven J. Bourgeois
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

OFFICERS

Kenneth D. Gibbons - *Chairman*
David S. Silverman - *President & CEO*
Karyn J. Hale - *Chief Financial Officer*
John H. Steel - *Secretary*
Kristy Adams Alfieri - *Assistant Secretary*
Jeffrey G. Coslett - *Vice President*

Union Bank

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Steven J. Bourgeois
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

REGIONAL ADVISORY BOARD MEMBERS

Michael R. Barrett - *St. Johnsbury*
Joel S. Bourassa - *Northern NH*
Steven J. Bourgeois - *St. Albans*
Stanley T. Fillion - *Northern NH*
Rosemary H. Gingue - *St. Johnsbury*
John M. Goodrich, *St. Johnsbury*
Christopher M. Knapp - *Northern NH*
Coleen K. Kohaut - *St. Albans*
Justin P. Lavely - *St. Johnsbury*
Daniel J. Luneau - *St. Albans*
Mary K. Parent - *St. Johnsbury*
Samuel H. Ruggiano - *St. Albans*
David S. Silverman - *All*
Schuyler W. Sweet - *Northern NH*

Union Bank Offices

(ATMs at all Branch Locations)

VERMONT

Danville	421 Route 2 East	802-684-2211
Fairfax	Jct. Routes 104 & 128	802-849-2600
Hardwick	103 VT Route 15 West	802-472-8100
Jeffersonville	44 Main Street	802-644-6600
Johnson	198 Lower Main Street	802-635-6600
Lyndonville	183 Depot Street	802-626-3100
Morrisville	20 Lower Main Street	802-888-6600
	65 Northgate Plaza	802-888-6860
Newport	Loan Center	
	325 East Main Street	802-334-0750
St. Albans	15 Mapleville Depot	802-524-9000
St. Johnsbury	364 Railroad Street	802-748-3131
	325 Portland Street	802-748-3121
S. Burlington	Loan Center	
	30 Kimball Avenue	802-865-1000
Stowe	47 Park Street	802-253-6600

NEW HAMPSHIRE

Groveton	3 State Street	603-636-1611
Littleton	263 Dells Road	603-444-7136
	76 Main Street	603-444-5321
Lincoln	135 Main Street	603-745-4000
N. Woodstock	155 Main Street	603-745-2488